Humana Inc.
                                  Exhibit 12
                      Ratio of Earnings to Fixed Charges
      For the quarters and nine months ended September 30, 1998 and 1997
                                   Unaudited
                            (Dollars in millions)


                                       Quarter Ended      Nine months Ended
                                        September 30,        September 30,
                                       1998      1997       1998       1997

Earnings:
  Income (loss) before income taxes   $ (47)    $  69    $   114    $   194
  Fixed charges                          15         5         43         13

                                      $ (32)    $  74    $   157    $   207

Fixed charges:
  Interest charged to expense         $  13     $   3    $    35    $     7
  One-third of rent expense               2         2          8          6

                                      $  15     $   5    $    43    $    13

Ratio of earnings to fixed charges       (a)     14.1        3.6 (a)   15.2

The one-third of rent expense included in fixed charges is that proportion deemed representative of the interest portion.

(a) Exclusive of the special charges of $132 million before income taxes, the ratio of earnings to fixed charges for the quarter and nine months ended
September 30, 1998, would have been 6.5 and 6.7, respectively.
